   Ciba Specialty Chemicals Inc.     Ciba Spezialitatenchemie AG      Ciba Specialites Chimiques SA
   Switzerland                       Schweiz                          Suisse

                                                                   [CIBA LOGO]

Page 1 of 7
October 23, 2003
Basel, Switzerland
News Release: Nine month results 2003
-------------------------------------

Ciba Specialty Chemicals delivers in challenging environment

o SALES REACH LAST YEAR'S LEVEL IN LOCAL CURRENCIES (-7 PERCENT IN SWISS
  FRANCS)
o NET INCOME AT CHF 301 MILLION
o SUBSTANTIAL FREE CASH FLOW GENERATION IN THIRD QUARTER
o PERFORMANCE IMPROVES BETWEEN SECOND AND THIRD QUARTERS 2003
o OUTLOOK 2003 CONFIRMED

FINANCIAL HIGHLIGHTS (in millions of Swiss francs, except per share data)
------------------------------------------------------------------------------

NINE-MONTH TO NINE-MONTH COMPARISONS (unaudited)
------------------------------------------------------------------------------

                                                                Change in %
                                                              ---------------
                                                                        Local
Nine months ended September 30,           2003       2002     CHF    curr. (a)
------------------------------------------------------------------------------
Net sales                                5 023      5 410      -7           0
Gross profit                             1 614      1 829     -12
Operating income                           484        627     -23          -5
Net income                                 301        312      -4
Net income per share, basic               4.39       4.57      -4
Net income per share, diluted             4.38       4.56      -4
------------------------------------------------------------------------------
EBITDA (b)                                 757        916     -17          -3
EBITDA margin (c)                         15.1%      16.9%
Operating income margin (d)                9.6%      11.6%
Research and development expenditures      210        221      -5
Number of employees at period end       18 821     19 064      -1
------------------------------------------------------------------------------


3RD QUARTER TO 3RD QUARTER COMPARISONS (unaudited)
------------------------------------------------------------------------------

                                                                Change in %
                                                              ---------------
                                                                        Local
Three months ended September 30        Q3 2003    Q3 2002     CHF     curr. (a)
------------------------------------------------------------------------------
Net sales                                1 644     1 728       -5          -3
Gross profit                               530       583       -9
Operating income                           157       201      -22         -21
Net income                                 108        88      +23
EBITDA                                     250       294      -15         -13
EBITDA margin                             15.2%     17.0%
Operating income margin                    9.6%     11.6%
------------------------------------------------------------------------------

See Consolidated Financial Highlights and Notes to News Release at the end of this News Release. Please note that all footnote references in this News Release are to the corresponding footnotes in the Notes to News Release section.

CIBA SPECIALTY CHEMICALS TODAY ANNOUNCED THAT SALES FOR THE FIRST NINE MONTHS OF 2003 EQUALED LAST YEAR'S LEVEL IN LOCAL CURRENCIES. COMPARED TO A YEAR AGO, SALES IN JULY, AND PARTICULARLY IN AUGUST, WERE SUBSTANTIALLY LOWER THIS YEAR. SEPTEMBER SALES, HOWEVER, WERE UP STRONGLY, BUT NOT ENOUGH TO FULLY COMPENSATE FOR THE SLOW START OF THE THIRD QUARTER.

ADVERSE CURRENCY EXCHANGE RATE MOVEMENTS THROUGH THE FIRST NINE MONTHS OF THE YEAR, PARTICULARLY THE STRENGTHENING OF THE SWISS FRANC AGAINST THE U.S. DOLLAR, CONTINUED TO IMPACT SWISS FRANC RESULTS FOR SALES (CHF 5.023 BILLION, -7 PERCENT), OPERATING INCOME (CHF 484 MILLION, -23 PERCENT; 9.6 PERCENT OF SALES) AND EBITDA (CHF 757 MILLION, -17 PERCENT; 15.1 PERCENT OF SALES). NET INCOME, AT CHF 301 MILLION (-4 PERCENT), WAS INFLUENCED BY TWO SEPARATE ONE-TIME EFFECTS, ONE A REDUCTION REQUIRED DUE TO A CHANGE IN U.S. ACCOUNTING PRINCIPLES AND THE OTHER A BENEFIT RESULTING FROM THE SETTLEMENT, DURING THE THIRD QUARTER, OF A LONG-STANDING TAX ISSUE. EARNINGS PER SHARE WERE CHF 4.39 (BASIC) AND CHF 4.38 (DILUTED).

THE COMPANY CONTINUED TO WEATHER THE CHALLENGING ECONOMIC ENVIRONMENT WITH FIRM MANAGEMENT OF COSTS AND CURRENT ASSETS, INCLUDING TEMPORARY PRODUCTION PLANT SHUTDOWNS TO BETTER MANAGE INVENTORIES. THIS LED TO A SUBSTANTIAL GENERATION OF FREE CASH FLOW(e) IN THE THIRD QUARTER. GROWTH PROJECTS INTRODUCED THIS YEAR IN THE "MANAGING FOR GROWTH" PROGRAM ARE PROGRESSING RAPIDLY AND FIRST IMPACTS ON RESULTS ARE EXPECTED IN 2004.

MARKET CONDITIONS AND CUSTOMER ORDER PATTERNS REMAIN VOLATILE AND THERE ARE STILL NO CONFIRMED SIGNALS OF AN ECONOMIC RECOVERY IN THE REMAINDER OF THE YEAR. CIBA SPECIALTY CHEMICALS NONETHELESS CONTINUES TO EXPECT LOCAL CURRENCY SALES ABOVE LAST YEAR'S LEVEL FOR THE FULL YEAR 2003 AND AN EBITDA MARGIN IN SWISS FRANCS SOMEWHAT WEAKER THAN LAST YEAR. THE COMPANY ALSO CONTINUES TO TAKE FIRM STEPS IN THIS DIFFICULT ENVIRONMENT TO REACH NET INCOME OF AROUND LAST YEAR'S LEVEL AND TO PUSH FOR A FREE CASH FLOW OF AROUND CHF 500 MILLION. THESE FORECASTS ARE DEPENDENT ON RELATIVELY STABLE CURRENCY EXCHANGE RATES VIS-a-VIS THE SWISS FRANC AND NO FURTHER WORSENING OF GLOBAL ECONOMIC CONDITIONS.

Armin Meyer, Chairman and Chief Executive Officer of Ciba Specialty Chemicals, commented: "We achieved a significant increase in sales in September. The third quarter of 2003 could turn out to have been the low point of the current business cycle. However, the visibility of economic developments remains low and we need confirmation of the positive trend in the coming months. In the meantime, we maintain our strong focus on costs and cash flow, which brought substantial results in the third quarter, and we continue to invest in the future with our 'Managing for Growth' projects."

LOCAL SALES AT LAST YEAR'S LEVEL

Sales in local currencies in the first nine months were equal to the year-ago period, as volume increased by 3 percent and price reductions were kept to 3 percent. Due to the negative currency effect, sales in Swiss francs were 7 percent lower, totaling CHF 5.023 billion. Currency exchange rates showed some signs of stabilizing in the third quarter. Nevertheless, over the first nine months of 2003, the Swiss franc strengthened against most major trading currencies, including by 14 percent against the U.S. dollar.

Geographically, sales in local currencies in the first nine months of the year rose by 5 percent in Asia-Pacific (-4 percent in Swiss francs) with particularly strong growth in China and Japan. In Europe, sales in both local currencies and Swiss francs were stable. In the Americas, sales were 2 percent lower in local currencies (-17 percent in Swiss francs).

In the third quarter, sales were 3 percent lower in local currencies (-5 percent in Swiss francs), compared to the third quarter of 2002. Sales in September rebounded significantly, but could not compensate for the weak results in the months of July and August.

EFFICIENCY IMPROVEMENTS MITIGATE MARGIN PRESSURE

Gross profit for the first nine months of 2003 totaled CHF 1.614 billion (-12 percent in Swiss francs), or 32.1 percent of sales. The Company's significantly reduced overall cost base could not compensate over the first nine months for the effects of unfavorable currency exchange rates, pressure on sales prices and increases in raw material prices in certain segments. As expected, after a peak in the second quarter, raw material prices showed signs of stabilization in the third quarter.

The Company's focus continued on the strict control of discretionary spending and recruitment, leading to a 6 percent reduction in selling, general and administrative expenses for the first nine months of 2003. This helped to mitigate the impact of increased costs associated with higher volumes, normal inflation and the anticipated higher costs for pension fund contributions, insurance premiums and the change in accounting of share-based remuneration. The commitment to innovation was maintained with spending on research and development reaching 4.2 percent of sales.

Adverse currency exchange rates continued to impact profitability. Operating income (EBIT) for the first nine months of the year was 5 percent lower in local currencies, but 23 percent lower in Swiss francs due to the currency impact. EBIT totaled CHF 484 million, or 9.6 percent of sales. EBITDA was only 3 percent lower in local currencies, while in Swiss francs it was 17 percent lower, reaching CHF 757 million, or 15.1 percent of sales.

The Company's focus on cost control during the third quarter was evident. Between the second and third quarters, the EBIT margin improved from 9.2 percent of sales to 9.6 percent, while the EBITDA margin rose from 14.6 percent of sales to 15.2 percent.

NET INCOME AT CHF 301 MILLION

Net interest costs fell by CHF 10 million (-12 percent) in the first nine months of 2003 compared to the previous year (from CHF 88 million to CHF 78 million). The Company was able to partially offset the currency exchange risks of its booked transaction exposure through hedging.

Net income totaled CHF 301 million in the first nine months of 2003 (CHF 4.39 per basic share, CHF 4.38 per diluted share), or 6.0 percent of sales. That was 4 percent below the 2002 figure of CHF 312 million. Net income in the third quarter totaled CHF 108 million, a 23 percent increase over 2002 (CHF 88 million). Net income was negatively influenced by a cumulative one-time reduction of CHF 16 million required due to a change in U.S. accounting principles, but was positively influenced by a one-time, CHF 39 million reduction in the Company's provision for income taxes resulting from the settlement of a long-standing tax issue. The net result of the recording of these effects was a positive impact of CHF 23 million on third quarter after tax earnings.

SEGMENTS CONTINUE TO GROW WITH INNOVATIVE PRODUCTS

In the first nine months of 2003, the Company's balanced and focused business portfolio once again proved resilient, as segments were able to react to changing conditions in their widely diverse markets. A number of new and innovative product launches helped three segments record higher sales in local currencies during this period: Plastic Additives (+1 percent), Water & Paper Treatment (+2 percent) and Home & Personal Care (+2 percent). Plastic Additives, Coating Effects and Water & Paper Treatment all increased volume by at least 3 percent. In addition, between the second and third quarters of 2003, three segments increased their EBITDA in Swiss francs: Plastic Additives (+14 percent), Coating Effects (+4 percent) and Home & Personal Care (+12 percent). Textile Effects continued to record solid sales growth in its textile chemicals line.

"MANAGING FOR GROWTH" PROJECTS PROGRESSING RAPIDLY

In September, the Company's Executive Committee reviewed the progress of the 29 high-impact growth projects initiated group wide earlier this year under the "Managing for Growth" program. Most projects are on track or even ahead of schedule. Positive top-line results from these projects are expected beginning in 2004.

Armin Meyer, Chairman and CEO commented: "A key factor for our success is to work closely with the markets, always focusing on customers' needs. With 'Managing for Growth' we already have concrete results such as the creation of an Expert Services business unit, two regional hubs in the Middle East and Eastern Europe and new synergies across the segments. Our stable business position and financial strength allow us to also invest now in these projects to push sustainable growth. With that, we will improve our position even in the current environment and deliver a 'multiplier effect' once the economy rebounds."

OUTLOOK 2003 CONFIRMED

Market conditions and customer order patterns remain volatile and there are still no confirmed signals of an economic recovery in the remainder of the year. Ciba Specialty Chemicals nonetheless continues to expect local currency sales above last year's level for the full year 2003 and an EBITDA margin in Swiss francs somewhat weaker than last year. The Company also continues to take firm steps in this difficult environment to reach net income of around last year's level and to push for a free cash flow of around CHF 500 million. These forecasts are dependent on relatively stable currency exchange rates vis-a-vis the Swiss franc and no further worsening of global economic conditions.

Page 5 of 7
                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers' products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2002, the Company generated sales of 7.1 billion Swiss francs and invested 294 million in R&D.





VIRTUAL NEWS KIT: www.cibasc.com/media
o Press release Ciba Specialty Chemicals Financial Results First Nine Months 2003 (including tables) (pdf)
o    Photos: www.cibasc.com/photos


FINANCIAL CALENDAR
o December 29, 2003: Deadline for agenda items and motions for the 2004 Annual General Meeting
o    February 3, 2004: Full Year 2003 financial results
o    February 26, 2004: Annual General Meeting of Shareholders
o    April 29, 2004: First Quarter 2004 financial results
o    August 12, 2004: Half Year 2004 financial results
o    October 21, 2004: Nine Month 2004 financial results


For further information please contact:
---------------------------------------

MEDIA:                       Tel. +41 61 636 4444          Fax +41 61 636 3019

INVESTOR RELATIONS:          Tel. +41 61 636 5081          Fax +41 61 636 5111


FORWARD-LOOKING STATEMENTS
--------------------------

Forward-looking statements and information contained in this News Release are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "will", "will continue", "should", "would be", "seek" or "anticipate" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

CIBA SPECIALTY CHEMICALS
NINE-MONTH REPORT 2003
------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)
(in millions of Swiss francs, except per share data)
---------------------------------------------------------------------------------------------------------------------
                                                                                                       Change in %
                                                                                                     ----------------
                                                                                                     CHF       Local
Nine months ended September 30,                                              2003        2002                curr.(a)
---------------------------------------------------------------------------------------------------------------------
Net sales                                                                   5 023       5 410         -7           0
Gross profit                                                                1 614       1 829        -12
Operating income                                                              484         627        -23          -5
Financial income and expense, net                                             -97        -167        -42
Income from continuing operations, before income taxes and minority interest  387         460        -16
Provision for income taxes (f)                                                 66         136        -52
Income from continuing operations, before minority interest                   321         324         -1
Minority interest                                                               4          12        -63
Income from continuing operations                                             317         312         +2
Cumulative effect of change in accounting principle, net of tax (g)           -16           0          0
Net income                                                                    301         312         -4
Earnings per share, basic
   Continuing operations                                                     4.62        4.57         +1
   Cumulative effect of change in accounting principle                      -0.23        0.00          0
   Net income per share, basic                                               4.39        4.57         -4
Earnings per share, diluted
   Continuing operations                                                     4.61        4.56         +1
   Cumulative effect of change in accounting principle                      -0.23        0.00          0
   Net income per share, diluted                                             4.38        4.56         -4
Operating income                                                              484         627        -23          -5
Depreciation and amortization                                                 273         289         -6
EBITDA (b)                                                                    757         916        -17          -3
--------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
CONDENSED BUSINESS SEGMENT DATA (unaudited)
(in millions of Swiss francs)
------------------------------------------------------------------------------------------------------------------------
                                               Change in %                                                  Change in %
                                              ------------                                                 -------------
Nine months ended                                    Local  Nine months ended                                     Local
September 30,               2003     2002     CHF  curr.(a) September 30,                2003     2002     CHF  curr.(a)
----------------------------------------------------------- ------------------------------------------------------------
NET SALES                                                   EBITDA (b)
----------------------------------------------------------- ------------------------------------------------------------
Plastic Additives          1 299    1 386      -6      +1   Plastic Additives             223      280     -20     -10
Coating Effects            1 367    1 473      -7      -1   Coating Effects               309      342     -10      +4
Water & Paper Treatment    1 014    1 068      -5      +2   Water & Paper Treatment       134      148      -9      -7
Textile Effects            1 069    1 183     -10      -2   Textile Effects               107      150     -29      -4
Home & Personal Care         274      300      -9      +2   Home & Personal Care           46       60     -24      +8
Corporate                                                   Corporate                     -62      -64
----------------------------------------------------------- ------------------------------------------------------------
TOTAL NET SALES            5 023    5 410      -7       0   TOTAL EBITDA                  757      916     -17      -3
=========================================================== ============================================================
OPERATING INCOME                                            OPERATING INCOME MARGIN (d)
----------------------------------------------------------- ------------------------------------------------------------
Plastic Additives            153      203     -25     -14   Plastic Additives            11.7 %   14.7 %
Coating Effects              237      267     -11      +4   Coating Effects              17.3 %   18.1 %
Water & Paper Treatment       73       82     -12     -14   Water & Paper Treatment       7.2 %    7.7 %
Textile Effects               62      101     -39      -5   Textile Effects               5.8 %    8.6 %
Home & Personal Care          27       41     -34     +11   Home & Personal Care          9.8 %   13.5 %
Corporate and other                                          Corporate
 expenses                    -68      -67
----------------------------------------------------------- ------------------------------------------------------------
                                                            TOTAL OPERATING INCOME        9.6 %   11.6 %
TOTAL OPERATING INCOME       484      627     -23      -5   MARGIN                        9.6 %   11.6 %
=========================================================== ============================================================
DEPRECIATION AND AMORTIZATION                               EBITDA MARGIN (c)
----------------------------------------------------------- ------------------------------------------------------------
Plastic Additives             70       77      -8      -1   Plastic Additives            17.2  % 20.2 %
Coating Effects               72       75      -4      +2   Coating Effects              22.6  % 23.2 %
Water & Paper Treatment       61       66      -6      +3   Water & Paper Treatment      13.2  % 13.9 %
Textile Effects               45       49      -8      -3   Textile Effects              10.0  % 12.7 %
Home & Personal Care          19       19      -4      +1   Home & Personal Care         16.8  % 20.1 %
Corporate                      6        3                   Corporate                       -       -
----------------------------------------------------------- ------------------------------------------------------------
TOTAL DEPRECIATION AND
AMORTIZATION                 273      289      -6      +1   TOTAL EBITDA MARGIN          15.1  % 16.9 %
----------------------------------------------------------- ------------------------------------------------------------

Page 7 of 7
EXCHANGE RATES OF PRINCIPAL CURRENCIES TO CHF (unaudited)
--------------------------------------------------------------------------

                                Average rates during   End of period rates
                                              period
                                --------------------- --------------------

Nine months ended September 30,      2003      2002       2003      2002
--------------------------------------------------------------------------
1      U.S. dollar      (USD)         1.36      1.59       1.34      1.50
1      British pound    (GBP)         2.19      2.34       2.23      2.33
1      Euro             (EUR)         1.51      1.47       1.54      1.46
100    Japanese yen     (JPY)         1.15      1.26       1.20      1.22
--------------------------------------------------------------------------

Three months ended September 30,
--------------------------------------------------------------------------
1      U.S. dollar      (USD)         1.37      1.49       1.34      1.50
1      British pound    (GBP)         2.21      2.30       2.23      2.33
1      Euro             (EUR)         1.54      1.46       1.54      1.46
100    Japanese yen     (JPY)         1.17      1.25       1.20      1.22
--------------------------------------------------------------------------



NOTES TO NEWS RELEASE:

(a) Change in percent in local currencies reflects the percent change in (i) 2003 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2002 and (ii) 2002 results, as reported.

(b) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

(c)  EBITDA margin is calculated as EBITDA as a percentage of net sales.

(d) Operating income margin is calculated as operating income as a percentage of net sales.

(e) Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share. The Company uses free cash flows for reinvestment in the business, for repayment of debt and for restructuring programs.

(f) The Company's provision for income taxes for the three- and nine-month periods ended September 30, 2003 has been reduced by CHF 39 million resulting from the release of a previously established reserve following settlement of a dispute between Novartis and the Company.

(g) Effective July 1, 2003, with the adoption of Financial Accounting Standards Board Interpretation (FIN) No. 46, the Company began consolidating an entity from which it has leased a facility. In accordance with the provisions of FIN No. 46, the Company has recorded in its results of operations for the three- and nine-month periods ended September 30, 2003, the difference between the book values of the entity's assets and liabilities as of July 1, 2003, calculated as if the entity had been consolidated since the inception of the lease. The amount of this difference, net of income taxes, was CHF 16 million.

EBITDA, EBITDA margin, free cash flow and change in percent in local currencies are non-U.S. GAAP (United States Generally Accepted Accounting Principles) measures. These measures are presented as additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with U.S. GAAP, and may not be comparable with similarly-titled measures reported by other companies as the measures are not defined under U.S. GAAP. Management believes the non-U.S. GAAP measures will assist investors' understanding of the performance and liquidity of the Company by providing investors with additional measures to assess the Company's cash flows and available resources for capital expenditures, debt service and capacity, acquisitions, dividends and other uses. The non-U.S. GAAP measures form part of the Company's value-based management reporting system and are used by management to analyze the results of operations and financial condition of the Company and assess the comparative operating performance of the businesses of the Company.